Exhibit (g)(7)

Reinsurance Agreement: PartnerRe Life Reinsurance Company of America

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE THE INFORMATION IS BOTH (i) NOT MATERIAL AND (ii) WOULD LIKELY CAUSE COMPETITIVE HARM TO THE REGISTRANT IF PUBLICLY DISCLOSED. OMITTED INFORMATION IS INDICATED BY [*] or [*Omitted].

Reinsurance Agreement

This Automatic Self-Administered YRT Reinsurance Agreement

Effective Date: August 7, 2023

(hereinafter referred to as the “Agreement”)

is made by and between

AMERITAS LIFE INSURANCE CORP.

of Lincoln, NE

(hereinafter referred to as "the Company")

and

PARTNERRE LIFE REINSURANCE COMPANY OF AMERICA

of Stamford, CT

(hereinafter referred to as "the Reinsurer")

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Table of Contents

Article 1	4
1.1	Scope of Coverage	4
Article 2	5
2.1	Automatic Reinsurance	5
2.2	Facultative Reinsurance	5
Article 3	6
3.1	Facultative Submissions	6
Article 4	6
4.1	Liability	6
4.2	Commencement of Automatic Reinsurance Liability	7
4.3	Commencement of Facultative Reinsurance Liability	7
4.4	Conditional or Interim Receipt Liability	7
Article 5	7
5.1	Premium Accounting and Reporting	7
5.2	Non-Payment of Premiums	7
5.3	Rate Guarantee	8
Article 6	8
6.1	Right of Offset	8
Article 7	8
7.1	Policy Reductions	8
7.2	Policy Increases	9
7.3	Risk Classification Changes	9
7.4	Lapses and Reinstatements	10
7.5	Nonforfeiture Benefits	10
7.6	Policy Continuations – Conversions, Exchanges and Replacements	10
7.6.1	Conversions	10
7.6.2	Exchanges and Replacements	11
7.7	Last Survivor	12
Article 8	12
8.1	Retention Limit	12
8.2	Recapture	12
Article 9	14
9.1	Claims Notice	14
9.2	Claims Proofs	14
9.3	Claims Payment	14
9.4	Contested Claims	14
9.5	Extra Contractual Obligations	15
9.6	Misstatement of Age or Sex	16
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9.7	Misrepresentation or Suicide	16
Article 10	16
10.1	Errors and Omissions	16
10.2	Dispute Resolution	17
10.3	Arbitration	17
Article 11	18
11.1	Insolvency	18
Article 12	19
12.1	DAC Tax	19
12.2	Taxes and Expenses	20
12.3	Required FATCA Documentation	20
12.4	Interest Rate	21
Article 13	21
13.1	Entire Agreement	21
13.2	Inspection of Records	21
13.3	Good Faith	21
13.4	Confidentiality	22
13.5	Data Protection	23
13.6	Operational Control Environments	24
Article 14	25
14.1	Duration of Agreement	25
14.2	Severability	25
14.3	Construction	25
14.4	Regulatory Compliance	25
14.5	Credit for Reinsurance	26
14.6	Waiver	26
14.7	Sale, Assignment, or Transfer of Coverage	26
14.8	Counterparts	26
14.9	Currency	26
Article 15	27
15.1	Notifications	27
Exhibit A - REINSURANCE BASIS AND STRUCTURE [ * Omitted]	29

Exhibit B - RETENTION AND REINSURANCE COVERAGE LIMITS [ * Omitted]	30

Exhibit C - PRODUCTS COVERED [ * Omitted]	32

Exhibit D - REINSURANCE PREMIUMS [ * Omitted]	37

Exhibit E – REINSURANCE REPORTS [ * Omitted]	47

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Preamble

This is a Yearly Renewable Term agreement for indemnity reinsurance solely between the Company and the Reinsurer, individually referred to as “a Party” and together referred to as “the Parties.” The acceptance of risks under this Agreement will create no right or legal relation between the Reinsurer and the insured, owner, or beneficiary of any insurance Policy or other contract of the Company. Each Party represents and warrants that, as of the Effective Date and throughout the duration of this Agreement, the information supplied by it to the other Party is complete and accurate. In its decision to enter into this Agreement, each Party acknowledges and agrees that the other Party has and will use and rely on the information exchanged between them in contemplation of this Agreement.

This Agreement will be binding upon the Parties hereto and their respective successors and assigns.

Article 1

1.1	Scope of Coverage

This Agreement applies to all individual life insurance Policies and certain attached riders listed in the Exhibits hereto (hereinafter referred to as “Policies” or “Policy”) that are issued or underwritten on or after the Effective Date in accordance with the Company’s new business underwriting rules, premium rates, and Policy forms as provided to the Reinsurer. This Agreement applies only to the issuance of such Policies by the Company to residents (not to include seasonal or temporary workers) of the United States, Canada, or U.S. territories, if such Policies constitute the transaction of business in a jurisdiction in which the Company is properly licensed. Policies written on individuals residing outside the jurisdictions mentioned in the preceding sentence may be considered by the Reinsurer as specified in the Company’s foreign underwriting guidelines.

The Company will cede, and the Reinsurer will accept risk on the above-referenced Policies in accordance with the terms and conditions of this Agreement and the Exhibits hereto. The Policies reinsured by the Reinsurer will be hereinafter referred to as "Reinsured Policies" or “Reinsured Policy”.

The Reinsurer will also provide reinsurance coverage for policies issued by the Company’s Affiliate, Ameritas Life Insurance Corp. of New York (the “Affiliate”) which are ceded to the Company and subsequently retroceded by the Company to the Reinsurer. The Company agrees to be bound by all of the terms and conditions of the Reinsurance Agreement as respects policies issued by the Affiliate and will assume the Affiliate’s duties, obligations and liabilities under the Reinsurance Agreement to the same extent as if the Company had directly issued the policies instead of the Affiliate.

This Agreement does not cover the following unless specified elsewhere in this Agreement:

i.	Non-contractual conversions, rollovers, exchanges or group conversions; or
ii.	Any business issued under a program where full current evidence of insurability consistent with the amount of insurance is not obtained, or where conventional selection criteria are not applied in underwriting the risk; or
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iii.	Any conversion of a previously issued Policy that had been reinsured with another reinsurer.

As of the time of execution of this Agreement, the policy forms for the Products and Riders identified as Products Covered in Exhibit C contain the maximum period of suicide and contestability protection permitted by the applicable state law or Interstate Insurance Product Compact standard under which it was filed and approved.

Article 2

2.1	Automatic Reinsurance

The Company will automatically cede to the Reinsurer and the Reinsurer will automatically accept the Reinsurer’s Share, specified in the Exhibits hereto, of the Policies covered under this Agreement in accordance with the Automatic Issue Limits specified in the Exhibits hereto, provided that:

i.	The Company underwrites and issues the Policy in accordance with its normal individual life underwriting guidelines, standards, and practices previously disclosed to the Reinsurer; and

ii.	the Company has retained, and will continue to retain after the automatic cession, the amount per life specified in the Exhibits hereto, as may be changed from time to time pursuant to the terms of this Agreement, according to the age and mortality rating at the time of underwriting (the “Company Retention Limit”); and
iii.	the total of the new reinsurance requested, and the amount already reinsured on that life under this Agreement and all other life agreements between the Reinsurer and the Company, does not exceed the Automatic Issue Limits specified in the Exhibits hereto; and

iv.	the total amount of insurance in-force and applied for, including replacements, does not exceed the Jumbo Limit and terms as specified in the Exhibits hereto; and

v.	the application is on a life for which an application has not been submitted by the Company on a facultative basis, (excluding lives submitted for facultative excess of the Company’s automatic binding capacity), to any reinsurer within the last 3 years, unless the original reason for submitting facultatively no longer applies; and

vi.	the application is not on [ * ].
2.2	Facultative Reinsurance

Policy applications that do not satisfy the automatic coverage parameters specified in this Agreement must be submitted to the Reinsurer on a facultative basis. The Company may also choose to submit an application facultatively to the Reinsurer with respect to a Policy application that qualifies for automatic reinsurance under this Agreement. In

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either case the application must meet the minimum facultative cession size specified in the Exhibits hereto. The relevant terms and conditions of this Agreement will apply to those facultative offers made by the Reinsurer that are accepted by the Company in accordance with the provisions of this Agreement.

Article 3

3.1	Facultative Submissions

The Company will apply for reinsurance on a facultative basis by sending to the Reinsurer an “Application for Reinsurance” in a form acceptable to the Reinsurer. Accompanying this Application for Reinsurance will be copies of all underwriting evidence that is available for risk assessment including, but not limited to, copies of the application for insurance, medical examiners’ reports, attending physicians’ statements, inspection reports, and other papers bearing on the insurability of the risk. The Company will also notify the Reinsurer of any outstanding underwriting requirements at the time of the facultative submission. Any subsequent information received by the Company that is pertinent to the risk assessment will be transmitted to the Reinsurer immediately.

After consideration of the Application for Reinsurance and related evidence, the Reinsurer will promptly inform the Company, in writing, of its underwriting decision. Any final offer of facultative coverage made by the Reinsurer will expire at the end of one hundred twenty (120) days, unless otherwise specified by the Reinsurer. If the Reinsurer’s final offer is acceptable to the Company, the Company will duly notify the Reinsurer of its acceptance in writing on or before the expiry date of such offer. If the Company does not accept the Reinsurer’s final offer in writing on or before the expiry date of such offer, the Reinsurer will not be liable for any amount of coverage on the Policy.

Article 4

4.1	Liability

Unless specified elsewhere in this Agreement, the Reinsurer's liability for the Reinsured Policies is restricted to the Reinsurer’s Share of the Company's liability as limited by the terms and conditions of the Policy under which the Company is liable.

The Reinsurer’s liability to the Company shall be based on the Net Amounts at Risk, as defined in the Exhibits hereto, at the time of the insured’s death.

The Reinsurer’s liability is subject to the Company (a) providing to the Reinsurer credible data on a timely basis, and (b) remitting to the Reinsurer full payment of reinsurance premiums, both as required under this Agreement.

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4.2	Commencement of Automatic Reinsurance Liability

For automatic reinsurance, the Reinsurer's liability will begin simultaneously with the Company's contractual liability under the Policy.

4.3	Commencement of Facultative Reinsurance Liability

For facultative reinsurance, the Reinsurer's liability will begin simultaneously with the Company's contractual liability under the Policy, provided that the Reinsurer has made a final facultative offer and the offer was accepted by the Company prior to the expiry date of such offer and during the lifetime of the insured, in accordance with the terms of this Agreement.

4.4	Conditional or Interim Receipt Liability

Temporary Insurance Agreement coverage applicable under this Agreement will be limited to amounts accepted within the Company’s usual cash-with-application procedures that provide temporary coverage pursuant to the terms specified in the Exhibits hereto. On and after the effective date of the new Policy, no reinsurance benefits are payable under this pre-issue coverage provision.

Further, for facultative reinsurance, the Reinsurer’s liability will not commence until the Reinsurer’s final facultative offer has been accepted by the Company prior to the expiration of such offer and during the lifetime of the insured.

Article 5

5.1	Premium Accounting and Reporting

The Company will pay the Reinsurer premiums and report the Reinsured Policies in accordance with the reporting requirements specified in the Exhibits hereto. All premium will be paid in United States Dollars.

5.2	Non-Payment of Premiums

The Company’s payment of reinsurance premiums is a condition precedent to the Reinsurer’s liability under this Agreement. If the reinsurance premiums are not paid within ninety (90) days following the end of each Reporting Period specified in the Exhibits hereto, the Reinsurer will have the right to terminate the reinsurance under all Reinsured Policies having reinsurance premiums in arrears. If the Reinsurer elects to exercise its right of termination, it will give the Company thirty (30) days’ written notice of its intention to terminate the reinsurance, in accordance with the notification provisions set forth in this Agreement.

If all reinsurance premiums in arrears, including any that become in arrears during the 30-day notice period, are not paid before the expiration of the 30-day notice period, the Reinsurer will be relieved of all liability under those Reinsured Policies as of the last date to which premiums have been paid for each. Reinsurance for Reinsured Policies on which reinsurance premiums subsequently fall due will automatically terminate as of the last date to which premiums have been paid unless reinsurance premiums for such Policies are paid on or before the Due Date.

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Terminated Policies may be reinstated subject to approval by the Reinsurer, within sixty (60) days of the date of termination, and upon payment of all reinsurance premiums in arrears including any interest accrued thereon, as calculated in accordance with the terms specified in this Agreement. The Reinsurer will have no liability for any claims incurred between the date of termination and the date of the reinstatement of the Policies. The right to terminate reinsurance will not prejudice the Reinsurer’s right to collect premiums for the period during which reinsurance was in force prior to the expiration of the 30-day notice period.

5.3	Rate Guarantee

Although the Reinsurer anticipates that the YRT premium rates will apply indefinitely, the Reinsurer guarantees the premiums for only one year. The Reinsurer reserves the right to increase the YRT premium rates after the first year but any such increase will not exceed [ * ].

If the Reinsurer increases the YRT premium rates or decreases coinsurance allowances as the case may be (“Rate Change”) on the in-force business, the Company has the option to recapture the in-force business on which the Rate Change applies without any recapture fee, regardless of the length of time the Policy has been in force. In any event, the Reinsurer may not apply a Rate Change to the Reinsured Policies until it has given ninety (90) days’ advance written notice to the Company. The Reinsurer’s Rate Change, or the Company’s recapture, as applicable, takes effect on the anniversary of each Reinsured Policy following such notice period.

In the event the Company increases the underlying cost of insurance rates charged to the Policyholder, the Reinsurer will have the right to make a corresponding increase to their reinsurance rates, aligned with the Company’s timing, without triggering the recapture option above.

Article 6

6.1	Right of Offset

Any undisputed debts or credits, in favor of or against either the Reinsurer or the Company with respect to this Agreement or any other reinsurance agreement between the Parties, are deemed mutual debts or credits and may be offset, and only the balance will be allowed or paid. In the event of insolvency of either Party hereto, each Party shall have the right to offset to the maximum extent permitted by applicable law.

Article 7

7.1	Policy Reductions

In the event of the reduction of a Reinsured Policy, the Company and the Reinsurer will share in the reduction proportionately. The reinsured amount on the life with all reinsurers will be reduced, effective on the same date, by the amount required such that the Company maintains its Retention as discussed in this Agreement.

The reinsurance reduction will apply first to the Policy being reduced and then, on a chronological basis, to other reinsured Policies on the life, beginning with the oldest Policy. If a fully retained Policy on a life that is reinsured under this Agreement is terminated or reduced, the Company will

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reduce the existing reinsurance on that life by a corresponding amount, with the reinsurance on the oldest Policy being reduced first. If the amount of reduction exceeds the risk amount reinsured, the reinsurance on the Policy will be terminated.

The Reinsurer will refund any unearned reinsurance premiums net of allowances. However, the reinsured portion of any Policy fee will be deemed earned for a Policy year if the Policy is reinsured during any portion of that Policy year.

7.2	Policy Increases

(a)	Noncontractual Increases

If the face amount of a Reinsured Policy is increased as a result of a noncontractual change, the increase is eligible for reinsurance only if the increase is underwritten by the Company in accordance with its Underwriting Guidelines and the requirements set forth in this Agreement. If eligible, the increase will be considered new business and the suicide, contestability and recapture periods and any other applicable provisions set forth in this Agreement will apply to the amount of the increase. Otherwise, the increase is not eligible for reinsurance under this Agreement.

The Reinsurer’s prior written approval is required if the original Policy was reinsured on a facultative basis or if the new amount will cause the reinsured amount on the life to exceed either the Automatic Binding Limits or the Jumbo Limits specified in the Exhibits hereto.

The Reinsurer will assume its share of the entire amount in excess of the Company’s Retention, as specified in the Exhibits hereto, up to the Reinsurer’s proportionate share of the Automatic Binding Limits specified in the Exhibits hereto. Premiums for the additional reinsurance will be point-in scale from original issue.

(b)	Contractual Increases

If the face amount of a Reinsured Policy is increased as a result of contractual Policy provisions, including Policies with increasing net amount at risk, if any, such increase will be accepted for reinsurance only up to the Reinsurer’s proportionate share of the Automatic Binding Limits specified in the Exhibits hereto.

For Policies reinsured on a facultative basis, reinsurance will be limited to the maximum amount shown in the Reinsurer’s facultative offer. Reinsurance premiums for contractual increases will be on a point-in-scale basis from the original issue age of the Policy.

Contractual increases include death benefit increases in order to maintain life insurance status in accordance with section 7702 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”).

7.3	Risk Classification Changes

If the Policyholder requests a table rating reduction, removal of a flat extra or other risk classification change, the Company shall underwrite such change in compliance with its Underwriting Guidelines. Risk classification changes on facultative Policies will be subject to the Reinsurer’s prior written approval.

Upon a change of risk classification, the Company shall determine the reinsurance premium for the Policy using point-in-scale reinsurance premium rates at the revised underwriting classification. The Reinsurer shall refund unearned reinsurance premium paid by the Company prior to the change of risk classification.

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7.4	Lapses and Reinstatements

In the event of the lapse or termination of a Reinsured Policy, the Company will terminate the reinsurance on that life.

If a Policy reinsured on an automatic basis is reinstated in accordance with its terms and in accordance with Company rules and procedures for reinstatement, the Reinsurer will, upon notification of reinstatement, reinstate the reinsurance coverage on such Policy.

If a Policy reinsured on a facultative basis is reinstated by the Company, approval by the Reinsurer is required prior to the reinstatement of the reinsurance if the Company’s regular reinstatement rules indicate that more evidence than a statement of good health is required.

Upon reinstatement of the reinsurance coverage, the Company shall pay the contractual reinsurance premiums plus accrued interest for the period and at the interest rate for which it receives premiums in arrears to the same extent that the Company collects premiums and interest on such reinstated Policy.

7.5	Nonforfeiture Benefits

(a)	Extended Term

If the original Policy lapses and extended term insurance is elected under the terms of the Policy, reinsurance will continue on the same basis as under the original Policy until the expiry of the extended term period.

(b)	Reduced Paid-up

If the original Policy lapses and reduced paid-up insurance is elected under the terms of the Policy, the amount reinsured shall be reduced according to the terms of Article 7.1.

(c)	Premium Loans

If the Company allows the Reinsured Policy to remain in force under its automatic premium loan regulations, the reinsurance will continue unchanged and in force as long as such regulations remain in effect.

7.6	Policy Continuations – Conversions, Exchanges and Replacements

All Policies reinsured under this Agreement shall be issued in accordance with the Company’s normal standards and guidelines related to conversions, exchanges and replacements which are in effect on the Effective Date and have been provided to the Reinsurer. The Company shall notify the Reinsurer in writing within ninety (90) days of the effective date of any proposed material change to such guidelines.

Unless mutually agreed otherwise, Policies that are not reinsured with the Reinsurer and that exchange or convert to a Policy form specified in the Exhibits hereto will not be reinsured hereunder.

7.6.1	Conversions

The Reinsurer shall continue to reinsure, under this Agreement, Policies resulting from the contractual term conversion of any Policies reinsured under this Agreement, in an amount not to exceed the original amount reinsured hereunder. Reinsurance premiums and any allowances for the converted Policies are specified in the Exhibits hereto at a point-in-scale basis from the original issue age of the Policies.

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If the conversion results in an increase in the risk or face amount, the increase will be underwritten by the Company in accordance with its Underwriting Guidelines. The Reinsurer will accept such increases as new business, subject to the Automatic Binding Limits and Jumbo Limits set forth in this Agreement. Reinsurance premiums and any allowances for increased risk amounts will be first-year premiums at the agreed-upon premium rate.

A converted Policy’s YRT rates are subject to the following provision: [ * ]. The Reinsurer reserves the right to increase the YRT premium rates after the first year, but any such increase will not exceed [ * ].

If the Reinsurer increases the YRT premium rates on the converted Policies, the Company has the option to recapture the converted Policies on which YRT premium rates have been increased without any recapture fee, regardless of the length of time the Policy has been in force. In any event, the Reinsurer may not increase the YRT premium rates until it has given ninety (90) days advance written notice to the Company. The Reinsurer’s YRT premium rate increase, or the Company’s recapture, as applicable, takes effect on the anniversary of each Policy covered following such notice period.

In the event the Company increases the underlying cost of insurance rates charged to the Policyholder, the Reinsurer will have the right to make a corresponding increase to their reinsurance rates, aligned with the Company’s timing, without triggering the recapture option above.

7.6.2	Exchanges and Replacements

A Policy resulting from an internal exchange or replacement will be underwritten by the Company in accordance with its Underwriting Guidelines and will be reinsured under this Agreement in an amount not to exceed the original amount reinsured.

If the Company’s Underwriting Guidelines treat the Policy as new business, then the reinsurance will also be considered new business. If the Company’s Underwriting Guidelines do not treat the Policy as new business, the exchange or replacement will continue to be ceded to the Reinsurer and the rates will be based on the original issue age, underwriting class and duration since the issuance of the original Policy.

In the event of an internal exchange, if the state in which a replacement Policy is issued requires waiver of the suicide or contestable provisions, then the Reinsurer will honor that obligation and waive suicide or contestable provisions and the new Policy amount will not exceed the original amount reinsured under the prior agreement.

The Reinsurer’s approval to exchange or replace the Policy will be required if the original Policy was reinsured on a facultative basis.

The Company may not enter into any program to target for exchange or replacement any Policy without first notifying the Reinsurer in writing of such program. Should such program be reasonably expected to materially and adversely affect the Reinsurer’s experience on the block, the Reinsurer will notify Company of such concern in writing and the parties will negotiate in good faith to continue to reinsure the policies or otherwise modify the terms of this Agreement to return the Reinsurer to a materially equivalent position to as if the policies were not targeted for replacement.

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7.7	Last Survivor

With respect to any joint life last to die/second to die (“Last Survivor”) Policy covered hereunder, the Company’s Retention Limit shall be as set forth in the Exhibits hereto.

The Company may reinsure the Policy automatically if both insureds fall within the appropriate age limits and underwriting classes as specified in the Exhibits hereto.

In the event the Last Survivor Policy permits the insureds to split the Last Survivor Policy into separate Policies on the life of each insured under the Last Survivor Policy, the new Policies shall be Continuations as defined in this Agreement. Any substandard or flat extras assessed a life under the Last Survivor Policy shall be payable under the appropriate Continuation Policy. The reinsured premiums for the individual Policies shall be in accordance with the terms specified in the Exhibits hereto.

In the event one life is determined to be uninsurable, the provisions of this Article will continue to apply with the following exceptions:

i.	The Company may reinsure the Policy automatically if the insurable life falls within the appropriate age limit and underwriting class as specified in the Exhibits hereto and the Policy meets the criteria specified in this Agreement.

ii.	The Company need only apply its standard underwriting rules and practices to the insurable life.
iii.	The reinsurance premium shall be computed on the age and premium rates applicable to the insured risk.

Article 8

8.1	Retention Limit

If the Company changes its Corporate Maximum Retention Limit from that specified in the Exhibits hereto, it will provide the Reinsurer with written notice of the new Retention Limit and the effective date of such change. As used in this Agreement, “Corporate Maximum Retention” means the Company’s maximum retention limit on a single life on a legal entity level.

A change to the Corporate Maximum Retention Limit will not affect the Reinsured Policies in force at the time of such a change except as specifically provided for elsewhere in this Agreement. Furthermore, such a change will not affect the Automatic Issue Limits specified in the Exhibits hereto unless mutually agreed by the Company and the Reinsurer.

8.2	Recapture

When the Company increases its Corporate Maximum Retention Limit pursuant to this Agreement, the Company may, at its option, recapture an amount equal to the difference between the amount originally retained and the amount the Company would have retained on the same reinsurance basis as specified in the Exhibits hereto had the new Corporate Maximum Retention Limit been in effect at the time of issue, provided:

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i.	The Company gives the Reinsurer written notice of its intention to recapture within ninety (90) days of the effective date of the Corporate Maximum Retention Limit increase; and
ii.	such recaptures are made on the next anniversary of each Reinsured Policy affected unless mutually agreed otherwise by the Company and the Reinsurer and with no recapture being made until the Reinsured Policy has been in force for the period specified in the Exhibits hereto; and

iii.	the Company has maintained, from the time the Policy was issued, an amount equal to the applicable Corporate Maximum Retention Limit for the plan and the insured's classification; and

iv.	the Company has applied its increased Corporate Maximum Retention Limit in a consistent manner to all categories of its Retention Limits specified in the Exhibits hereto unless otherwise agreed to by the Reinsurer.

In applying its increased Corporate Maximum Retention Limit to Reinsured Policies, the age and mortality rating at the time of issue will be used to determine the amount of the Company's increased retention.

If the Company exercises its option to recapture, all Reinsured Policies eligible for recapture under the provisions of this Article must be recaptured. If there is reinsurance in other companies on risks eligible for recapture, the necessary reduction is to be applied pro rata to the total outstanding reinsurance.

The amount of reinsurance eligible for recapture is based on the reinsured net amount at risk as of the date of recapture.

The Company may not revoke its election to recapture on Reinsured Policies becoming eligible at future anniversaries.

No recapture of Reinsured Policies will occur if the Company has either obtained or increased stop loss reinsurance coverage as justification for the increase in Retention Limits.

Following the effective date of recapture, the Reinsurer will not be liable for claims on any Reinsured Policies or portions of such Reinsured Policies that are eligible for recapture but the Company has overlooked. In this instance, the Reinsurer will be liable only for a credit of the premiums received after the effective date of recapture, less any allowance.

If Waiver of Premium (WP) is a reinsured benefit on any Reinsured Policy covered by this Agreement and there is a WP claim in effect with respect to a Reinsured Policy when recapture takes place, the WP claim will stay in effect and the Reinsurer will continue to pay its share of the WP claim until such claim terminates. During such period, the Reinsurer will not be liable for any other benefits with respect to the Reinsured Policy, including the basic life risk, which are eligible for recapture. All eligible benefits will be recaptured as if there was no WP claim.

If the Company transfers business that is reinsured under this Agreement to a successor company, then the successor company has the option to recapture the reinsurance, in accordance with the recapture criteria outlined in this Article, only if the successor company has or adopts a higher retention limit than that of the Company. Should the successor company have a higher retention limit than the Company and exercises a right to recapture the business it may do so only ratably over a 36-month period.

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The terms and conditions of the Company’s right to recapture due to the Reinsurer’s insolvency are specified in the Insolvency section of this Agreement.

Article 9

9.1	Claims Notice

Claims covered under this Agreement include only: 1) death benefits, which are those due to the death of the insured on a Reinsured Policy, and any additional benefits specified in the Exhibits hereto which are provided by the underlying Policy, and 2) are adjudicated and paid by the Company in accordance with this Agreement. The Company shall give the Reinsurer prompt notice of any claim submitted on a Reinsured Policy.

9.2	Claims Proofs

The Company shall furnish the Reinsurer with copies of the proofs of claims in the following situations:

i.	Claims within the contestable period
ii.	Claims outside of the US or its territories
iii.	Any disputed or litigated claim

For all other situations, the Company shall furnish the Reinsurer with copies of the proofs of claims where the Reinsurer’s share of the policy face amount is in excess of $[ * ].

9.3	Claims Payment

Within a reasonable time following the Reinsurer’s receipt of proper claim notice and Proofs of Claim (including any required additional documentation as discussed above in this Agreement), the Reinsurer will promptly pay any reinsurance benefits due the Company. The Company agrees to act in good faith on all claim settlements made under this Agreement. All reinsurance claim payments and settlements will be subject to the terms and conditions of the Policy under which the Company is liable. The Reinsurer shall make payment in settlement of the reinsurance under a claim approved and paid by the Company on a Reinsured Policy in one lump sum, regardless of the Company’s method of settlement under the Policy. The Reinsurer will pay to the Company its proportionate share of statutory interest that the Company pays on the death proceeds until the date of settlement.

For Waiver of Premium claims, the Company will continue to pay premiums for reinsurance, except premiums for disability reinsurance. The Reinsurer will pay its proportionate share of the gross premium waived by the Company on the Reinsured Policy, including its share of the premiums for reinsured benefits that remain in effect during disability.

9.4	Contested Claims

The Company will promptly notify the Reinsurer of its intention to contest, compromise or litigate any claim, including the Company’s denial of a claim during the Policy contestability period (a “Contested Claim”). The Company will provide the Reinsurer all relevant information and documents, as such become available, pertaining to Contested Claim and will promptly report any developments during the Reinsurer’s review. The Reinsurer shall notify the Company of its decision whether to participate in a Contested Claim no later than ten (10) business days following the Reinsurer’s receipt of notice of such Contested Claim and all relevant information and documents. If the Reinsurer

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declines to participate in the Contested Claim, the Reinsurer shall pay the Company its share of the reinsured net amount at risk, statutory interest and Claim Expenses (as defined below) to date and thereby be fully discharged of any further liability and subsequent expenses and will not share in any subsequent reduction or increase in liability. If the Reinsurer accepts participation in the Contested Claim and the Company’s liability is subsequently reduced or increased, the Reinsurer will share proportionately in any such reduction or increase, subject to the terms of this Article.

The Reinsurer will pay its share of reasonable claim investigation and external legal expenses incurred by the Company in connection with the litigation or settlement of contractual liability claims (“Claim Expenses”) unless the Reinsurer declined to participate in the Contested Claim pursuant to the provisions in the paragraph above.

The Reinsurer will not reimburse the Company for routine claim and administration expenses, including but not limited to the Company’s home office expenses, compensation of employees and contract workers/consultants, and any in-house legal expenses. Claim Expenses do not include expenses incurred by the Company as a result of a dispute or contest arising out of conflicting claims of entitlement to Policy proceeds or benefits.

9.5	Extra Contractual Obligations

In no event shall the Reinsurer have liability for Extra Contractual Obligations that are assessed against the Company as a result of acts, omissions, or course of conduct committed by the Company or its agents in connection with the Reinsured Policies. It is recognized that there may be circumstances involved which indicate the Reinsurer should participate in certain assessed damages. These circumstances are difficult to define in advance, but generally would be those situations in which the Reinsurer was an active, decision making participant in the act, omission or course of conduct which ultimately results in the assessment of such damages.

In such situations in which the Reinsurer participates, the Company and the Reinsurer will share in Extra Contractual Obligations, in equitable proportions, but all factors being equal, the division of any such assessments will be in proportion to the total risk accepted by each Party for the Reinsured Policy involved. Notwithstanding the above, under no circumstance will the Reinsurer share in statutory penalties imposed against the Company.

For purposes of this Agreement, “Extra Contractual Obligations” include Punitive, Compensatory, and Exemplary damages.

Notwithstanding anything stated herein, this Agreement will not apply to and the Reinsurer will not be liable for any Extra Contractual Obligations incurred by the Company as a result of any fraudulent and/or criminal act by any employee, or contract worker/consultant of the Company or an agent representing the Company.

The Reinsurer and the Company both acknowledge that good faith will be used in determining whether the Company is reimbursed by the Reinsurer for any Extra Contractual Obligations.

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The Reinsurer shall not be liable for any Claim Exception, otherwise known as an ex gratia payment, made by the Company related to any Policy reinsured under this Agreement. A “Claim Exception” is a decision made by the Company to deny or pay a claim that is: (i) inconsistent or contrary to the terms of the applicable Policy, (ii) contrary to the Company’s claims procedures, (iii) inconsistent with applicable law, or (iv) made solely to alleviate or reduce the Company’s risk exposure as a result of negligence or misconduct by it or its agents or representatives.

9.6	Misstatement of Age or Sex

In the event of an increase or reduction in the amount of the Company’s insurance on any Reinsured Policy because of a misstatement of age and/or sex being established after the death of the insured, the Company and the Reinsurer shall share in such increase or reduction in proportion to their respective net amounts at risk under such Policy.

9.7	Misrepresentation or Suicide

If the Company returns premium to the Policyowner or beneficiary as a result of misrepresentation or suicide of the insured, the Reinsurer will refund net reinsurance premiums received on that Policy to the Company in lieu of any other form of reinsurance benefit payable under this Agreement.

Article 10

10.1	Errors and Omissions

An unintentional error, omission, oversight, delay, or misunderstanding (collectively “Error”) in the administration of this Agreement by either Party shall not invalidate the reinsurance provided hereunder. As soon as reasonably possible after discovery, notice shall be provided to the other Party, the Error shall be rectified, and both Parties shall be restored, to the extent possible, to the position they would have occupied had the Error not occurred.

If it is not possible to restore each Party to the position it would have occupied but for the Error, the Parties shall endeavor in good faith to promptly resolve the situation in a manner that most closely approximates the intent of the Parties, as evidenced by this Agreement. Any resolution made to correct such an Error will not set a precedent for any similar subsequent Error.

The provisions of this Article shall not relieve either Party of its obligation to perform within the time periods specified for such obligations in this Agreement or as otherwise mutually agreed.

The Reinsurer will not provide reinsurance for Policies that do not satisfy the parameters of this Agreement. For greater clarity, acts or circumstances that are not considered to be errors or omissions for the purpose of this Article will include, but not be limited to:

i.	Any decisions or errors, whether intentional or unintentional, as a result of non- negotiated waivers of regular requirements by the Company, its agents, or representatives in connection with the underwriting, approval, issuance, adjudication and administration of a claim or the Policy issued by the Company; and
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ii.	Facultatively submitted business where the Company, for any reason, has either not notified the Reinsurer of its acceptance of the Reinsurer’s final facultative offer within the period specified in this Agreement or incorrectly advised the Reinsurer to close its file; and

iii.	Unresolved, repetitive reporting errors resulting from the Company’s neglect or mismanagement. In this situation the Company will conduct an audit to identify and report all Policies requiring correction within ninety (90) days of its receipt of notice of such reporting errors, or a time period mutually agreed upon by the Parties. In the event the Company fails to make the necessary correction within the time period specified above, the Reinsurer reserves the right to limit its liability; and

iv.	Any error/s or omission/s discovered more than seven (7) years following a.) the date of such error or omission or b.) termination or expiry of the last cession remaining in force under this Agreement.

10.2	Dispute Resolution

If either the Company or the Reinsurer has given written notification of a dispute to the other Party, then within fifteen (15) days of such notification each Party must designate an officer of their respective company to attempt to resolve the dispute. The designated officers will meet at a mutually agreeable location as soon as reasonably possible and as often as necessary, in order to gather and furnish the other with all appropriate and relevant information concerning the dispute. The designated officers will discuss the dispute and will negotiate in good faith without the necessity of any formal arbitration proceedings. During the negotiation process, all reasonable requests made by one officer to the other for information will be honored. The specific format for such discussions will be decided by the designated officers.

If these designated officers are unable to resolve the dispute within thirty (30) days of their first meeting, the dispute will be submitted to formal arbitration, unless the Parties agree in writing to extend the negotiation period for an additional thirty (30) days.

10.3	Arbitration

If the Company and Reinsurer are unable to mutually resolve a dispute or controversy pursuant to the procedures set forth in the Article above, the matter will be referred to arbitration.

To initiate arbitration, either the Company or the Reinsurer will notify the other Party in writing of its desire to arbitrate, stating the nature of its dispute and the remedy sought. There will be three (3) disinterested arbitrators selected who will be officers of life insurance companies or life reinsurance companies acceptable to both Parties, excluding officers of the Parties to this Agreement, their affiliates or subsidiaries or past employees of any of these entities. The arbitrators, who will regard this Agreement from the standpoint of practical business as well as the law, are empowered to determine the interpretation of the treaty terms and obligations.

Each Party will appoint one arbitrator and these two arbitrators will select an impartial third arbitrator, the umpire, within two (2) weeks of the appointment of the second arbitrator. If either Party refuses or neglects to appoint an arbitrator within sixty (60) days after receipt of the written request for arbitration, the other Party may appoint a second arbitrator. Should the two arbitrators not agree on the choice of the third within

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thirty (30) days after the appointment of the second arbitrator, then each Party will name four (4) candidates to serve as the umpire. Beginning with the Party who did not initiate arbitration, each Party will eliminate one candidate from the eight listed until one candidate remains. If this candidate declines to serve as the arbitrator, the candidate last eliminated will be approached to serve. This process will be repeated until a candidate has agreed to serve as the umpire.

The place of meeting of the arbitrators will be decided by a majority vote of the arbitrators. The written decision of a majority of the arbitrators will be final and binding on both Parties and their respective successors and assigns. To the extent not otherwise provided for herein, the rules of the arbitration will follow the ARIAS U.S. Rules for the Resolution of U.S. Insurance and Reinsurance Disputes.

The arbitrators will render a written decision within four (4) months of the appointment of the umpire, unless both parties agree otherwise. There will be no appeal from the decision. Either Party to the arbitration may petition any court having jurisdiction over the parties to reduce the decision to judgment. Alternatively, if both Parties consent, any controversy may be settled by arbitration in accordance with the rules of the American Arbitration Association.

Unless the arbitrators decide otherwise, each Party will bear the expense of its own arbitration, including its appointed arbitrator and any outside attorney and witness fees. The Parties will jointly and equally bear the expense of the third arbitrator and other costs of the arbitration.

It is specifically the intent of both Parties that these arbitration provisions will replace and be in lieu of any statutory arbitration provision, if the law so permits. The arbitrators may not award exemplary or punitive damages in connection with an arbitration under this provision.

Article 11

11.1	Insolvency

A Party to this Agreement will be deemed "insolvent" when it:

i.	applies for or consents to the appointment of a receiver, rehabilitator, conservator, liquidator or statutory successor (hereinafter referred to as the “Authorized Representative”) of its properties or assets; or

ii.	is adjudicated as bankrupt or insolvent; or

iii.	files or consents to the filing of a petition in bankruptcy, seeks reorganization or an arrangement with creditors or takes advantage of any bankruptcy, dissolution, liquidation, or similar law or statute; or
iv.	becomes the subject of an order to rehabilitate or an order to liquidate as defined by the insurance code of the jurisdiction of the Party’s domicile.
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In the event of the insolvency of the Company, all reinsurance made, ceded, renewed or otherwise becoming effective under this Agreement will be payable by the Reinsurer directly to the Company or to its Authorized Representative, on the basis of the liability of the Company under the Reinsured Policies without diminution because of the insolvency of the Company.

The Reinsurer will be liable only for the amounts reinsured pursuant to the terms of this Agreement and will not be or become liable for any amounts or reserves to be held by the Company on Policies reinsured under this Agreement. The Authorized Representative will give written notice to the Reinsurer of all pending claims against the Company on any Policies reinsured within a reasonable time after such claims are filed in the insolvency proceedings. While a claim is pending, the Reinsurer may investigate such claim and interpose, at its own expense, in the proceedings where the claim is to be adjudicated, any defense or defenses that it may deem available to the Company or the Authorized Representative.

The expense incurred by the Reinsurer will be chargeable, subject to court approval, against the Company as part of the expense of conservation or liquidation to the extent of a proportionate share of the benefit that may accrue to the Company solely as a result of the defense undertaken by the Reinsurer. Where two or more reinsurers are involved in the same claim and a majority in interest elects to interpose a defense to such claim, the expense will be apportioned in accordance with the terms of the Agreement as though such expense had been incurred by the Company.

In the event of insolvency, the right of offset afforded under this Agreement will remain in full force and effect to the extent permitted by applicable law.

In the event of the insolvency of the Reinsurer, the Company may cancel this Agreement for new business by promptly providing the Reinsurer, or its Authorized Representative with written notice of the cancellation, effective on the date on which the Reinsurer's insolvency is established by the authority responsible for such determination. Any requirement for a notification period prior to the cancellation of the Agreement would not apply under such circumstances.

In addition, the Company may provide the Reinsurer, or its Authorized Representative with written notice of its intent to recapture the Reinsured Policies in force under this Agreement regardless of their duration in force or the amount retained by the Company on the Reinsured Policies. The effective date of a recapture due to insolvency would be at the election of the Company and would not be earlier than the date on which the Reinsurer's insolvency is established by the authority responsible for such determination. Upon recapture the Reinsurer will pay the unearned reinsurance premium reserve (if any) to the Company on the risks reinsured under this Agreement.

Article 12

12.1	DAC Tax

The Company and the Reinsurer agree to the DAC Tax Election pursuant to Section 1.848-2(g)(8) of the Income Tax Regulations effective December 29, 1992, under Section 848 of the Internal Revenue Code (the “Tax Regulations”), whereby:

i.	the Party with the net positive consideration for this Agreement for each taxable year will capitalize specified Policy acquisition expenses with respect to this
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Agreement without regard to the general deductions limitation of Sections

848 (c)(1); and

ii.	both Parties agree to exchange information pertaining to the amount of net consideration under this Agreement each year to ensure consistency. To achieve this, the Company shall provide the Reinsurer with a schedule of its calculation of the net considerations for all reinsurance agreements in force between them for a taxable year by no later than May 1 of the succeeding year. The Reinsurer shall advise the Company of its concurrence or any differences in the calculations no later than May 31, otherwise the amounts will be presumed correct and shall be reported by both Parties in their respective tax returns for such tax year. If the Reinsurer contests the Company’s calculation of net consideration, the parties agree to act in good faith to resolve any differences within thirty (30) days of the date the Reinsurer submits its alternative calculation and report the amounts agreed upon in their respective tax returns for such year.

The term "net consideration" will refer to the net consideration as defined in Section 1.848-2(f) of the Tax Regulations.

The Company and the Reinsurer will report the amount of net consideration in their respective federal income tax returns for the previous calendar year.

The Company and the Reinsurer will also attach a schedule to their respective federal income tax returns, which identifies the Agreement as a reinsurance agreement for which the DAC Tax Election under Section 1.848.2 (g) (8) of the Tax Regulations has been made.

This DAC Tax Election will be effective for all years for which this Agreement remains in effect.

The Company and the Reinsurer represent that they are subject to U.S. taxation under either the provisions of subchapter L of Chapter 1 or the provisions of subpart F of subchapter N of Chapter 1 of the Internal Revenue Code.

12.2	Taxes and Expenses

Apart from any taxes, allowances, refunds, and expenses specifically referred to elsewhere in this Agreement, no taxes, allowances, or proportion of any expense will be paid by the Reinsurer to the Company in respect of any Reinsured Policy.

12.3	Required FATCA Documentation

If applicable, both the Reinsurer and the Company agree to provide all necessary information in order to be in compliance with the Foreign Account Tax Compliance Act (FATCA) under Sections 1471 – 1474 of the Internal Revenue Code and any Treasury Regulations or other guidance issued, including Forms W-9, Forms W-8BEN-E, and any information necessary for the Parties to enter into an agreement described in Section 1471(b) of the Internal Revenue Code and to comply with the terms of that agreement or to comply with the terms of any inter-governmental agreements between the US and any other jurisdictions relating to FATCA. This information shall be provided upon execution of this Agreement, promptly upon reasonable demand by either party to this Agreement and promptly upon learning that any such information previously provided has become obsolete or incorrect.

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The parties acknowledge that if they fail to supply such information on a timely basis, they may be subject to 30% U.S. withholding tax imposed on payments of United States- sourced income.

12.4	Interest Rate

Other than statutory interest as relates to claim payments, any interest accrued in connection with amounts due under this Agreement will be calculated at [ * ].

Article 13

13.1	Entire Agreement

This Agreement constitutes the entire agreement between the Parties with respect to the business reinsured hereunder. There are no understandings between the Company and the Reinsurer with respect to the business reinsured hereunder other than as expressed in this Agreement. Any alteration to this Agreement will be null and void unless made by written amendment, attached to the Agreement and signed by both Parties. This Section 13.1 shall not be construed to limit the admissibility of evidence regarding the formation, interpretation, purpose or intent of this Agreement.

13.2	Inspection of Records

The Reinsurer, or its duly appointed representatives, will have access to the records of the Company concerning the business reinsured hereunder for the purpose of inspecting, auditing and photocopying those records. Such access will be provided at the office of the Company and will be during reasonable business hours.

Provided there is business in force under this Agreement, the Reinsurer's right of access as specified above will survive the termination of the Agreement for new business.

13.3	Good Faith

All matters with respect to this Agreement require the utmost good faith of both Parties.

Each Party represents to the other party that it is solvent on a statutory basis in all states in which it does business or is licensed. Each Party will promptly notify the other if it is subsequently financially impaired.

The Reinsurer and the Company have entered into this Agreement in reliance upon each other's representations. The Company and the Reinsurer each affirms that it has and will continue to disclose all matters material to this Agreement. “Material” for purposes of this Article means information that a prudent actuary would consider as reasonably likely to affect the Reinsurer's risks under this Agreement. Examples of such matters are material changes in Policy distribution methods, Policy provisions, issue practices, underwriting or claims practices that are intentional and within the control of the Company.

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The Reinsurer will have the right to accept in writing any material change as applied to a Policy before accepting any liability with respect to such Policy. Any outsourcing by the Company of material functions concerning the Policies will be deemed material. The Company will secure the Reinsurer's right to audit any outsourcing of any material Company functions concerning the Policies.

13.4	Confidentiality

Both the Company and the Reinsurer will hold confidential and not reveal, disclose, divulge or communicate any shared Confidential Information in any form or manner, directly or indirectly, to any other person, except as provided in this Article 13.4.

The Party receiving Client Information and/or Proprietary Information (the “Receiving Party”) from the other Party (the “Disclosing Party”) will limit access to such information to itself and its employees, directors, officers, affiliates, consultants, contractors, attorneys, retrocessionaires, professional advisors and auditors (“Representatives”). Furthermore, prior to a disclosure to such Representatives, the Receiving Party shall obtain reasonable assurances that the disclosed Client Information and Proprietary Information will receive no less than the confidential protection accorded its own confidential information.

In the event that the Receiving Party is required by deposition, interrogatories, requests for information or documents in legal proceedings, subpoena, civil investigative demand, regulatory review or similar process, (collectively, the “Proceedings”) to disclose any of such Client Information or Proprietary Information, the Receiving Party shall, if legally permissible, provide the Disclosing Party with prompt notice prior to its response to such Proceedings so that the Disclosing Party may seek a protective order or other appropriate remedy that precludes the disclosure of such information. The Receiving Party shall also reasonably cooperate with the Disclosing Party in resisting such disclosure. In the event that such protective order or other remedy is not obtained, the Receiving Party shall furnish only that portion of the Confidential Information that it is legally required in the opinion of its counsel to disclose and will exercise reasonable efforts to obtain assurance that confidential treatment will be accorded the Confidential Information.

For the purposes of this Article 13.4, “Confidential Information” means all information of any kind concerning the Disclosing Party, any of its affiliates or of any of its or their respective policyholders, insureds or beneficiaries, obtained directly or indirectly from the Disclosing Party in connection with the transactions contemplated by this Agreement, except information that: (i) was already in the possession of the Receiving Party before being disclosed by the Disclosing Party, (ii) is or becomes available to the public other than as a result of a disclosure by the Receiving Party or its Representatives in violation of this Article 13.4, (iii) is or becomes available to the Receiving Party from a third party that is not in breach of any legal or contractual obligation not to disclose such information to it, or (iv) is independently developed by the Receiving Party or its Representatives without use of the Confidential Information provided by the Disclosing Party.

Notwithstanding any of the foregoing, the parties acknowledge that a copy of this Agreement will be filed with the Securities and Exchange Commission (“SEC”) as an exhibit for each variable product reinsured. The Company will take reasonable steps to redact confidential information as allowed by the SEC.

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13.5	Data Protection

The Reinsurer shall comply with all applicable privacy, data security and cybersecurity laws and regulations, including U.S. State and Federal laws and regulations.

The Reinsurer has implemented, and shall maintain and follow, an information security program that includes reasonable and appropriate physical, technical and administrative measures to safeguard Company Data.

Prior to using a Sub-processor to perform services on behalf of the Reinsurer where such services involve processing, hosting, collecting, generating, accessing or using Company Data, Reinsurer shall: i) perform due diligence on such Sub-processor and its information security programs and controls to ensure the Sub-processor maintains a commercially reasonable information and data security program; and ii) ensure Sub-processor is bound by confidentiality requirements applicable to Company Data no less stringent than are present in this Agreement. Reinsurer shall continue to regularly perform appropriate diligence on each Sub-processor and its information security programs and controls during the term of the Agreement, and will remain primarily responsible and liable to Company for the obligations outlined in this Agreement, including the confidentiality obligations by any Sub-processors engaged.

Reinsurer shall notify Company within seventy-two (72) hours of Reinsurer becoming aware of any Security Incident and provide full details on the same as soon as possible thereafter. Reinsurer shall reasonably cooperate with Company to investigate the Security Incident and shall terminate any unauthorized access to affected Company Data, remediate the Security Incident and take steps to prevent the reoccurrence thereof.

Reinsurer’s obligations under this Article 13.5 shall survive the expiration or termination of the Agreement.

The following terms have the following meanings for purposes of this Article 13.5.

i.	“Nonpublic Information” means all electronic information that is not publicly available and is:

(i) business related information of Company the tampering with which, or unauthorized disclosure, access or use of which, would cause a material adverse impact to the business, operations or security of Company; (ii) any information concerning an individual which because of name, number, personal mark, or other identifier can be used to identify such individual, in combination with any one or more of the following data elements: (1) social security number, (2) drivers' license number or non-driver identification card number, (3) account number, credit or debit card number, (4) any security code, access code or password that would permit access to an individual's financial account, or (5) biometric records; or (iii) any information or data, except age or gender, in any form or medium created by or derived from a health care provider or an individual and that relates to (1) the past, present or future physical, mental or behavioral health or condition of any individual or a member of the individual's family, (2) the provision of health care to any individual, or (3) payment for the provision of health care to any individual.

ii.	“Company Data” means all data and information (i) submitted or otherwise made available to Reinsurer by or on behalf of Company, or (ii) developed, produced or modified by Reinsurer or a Sub-processor of Reinsurer to the extent such data or information is based on, summarizes or includes data and information described in clause (i); in each case including any Nonpublic Information.

iii.	“Security Incident” means any act resulting in unauthorized access to or theft, misuse, loss, alteration or destruction of Company Data, including loss or destruction caused by
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Reinsurer, any sub-processor, or its or their personnel other than in accordance with the terms of this Agreement

iv.	“Sub-processor” means a third party used by Reinsurer to perform services on behalf of Reinsurer, where such services involve processing, hosting, collecting, generating, accessing or using Company Data.
13.6	Operational Control Environments

This Agreement operates under the premise that the Company follows generally accepted best practices and maintains effective Operational Control Environments with respect to reinsurance administration, claims adjudication and underwriting selection and issue processes and procedures. The Company has supplied the Reinsurer with the information described below. The Reinsurer will rely upon the Company’s substantive compliance with this information on a continual basis in exchange for providing the Company with the automatic binding and facultative privileges offered in this Agreement.

i.	The Company will give the Reinsurer advance written notice of any material changes in its administrative processes and procedures, as communicated to the Reinsurer prior to the Effective Date. If the changes are considered material in nature, the Reinsurer has the right to adjust the terms of this Agreement with respect to new business, subject to mutual agreement. If such mutual agreement cannot be reached, the Reinsurer reserves the right to cancel this Agreement for new business with thirty (30) days’ notice to the Company.

ii.	The Company has provided the Reinsurer with its claims adjudication guidelines and agrees to adjudicate claims reinsured hereunder in material accordance with such claims adjudication guidelines. The Company will give the Reinsurer advance written notice of any changes in its claims adjudication guidelines. If the changes are considered material in nature, the Reinsurer has the right to: (i) adjust its terms of this Agreement with respect to new and/or in-force business, subject to the consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed) and/or (ii) cancel this Agreement for new business with thirty (30) days’ notice to the Company.

iii.	The Company agrees that it will follow its underwriting standards and procedures according to its guidelines. The Company also agrees to ensure that its forms and practices are in compliance with current Medical Information Bureau guidelines and regulations. The Company will promptly notify the Reinsurer of any proposed material changes to the underwriting guidelines, issue rules, premium rates, Retention Limits and Policy forms at least sixty (60) days prior to implementation. The Reinsurer shall be entitled to thirty (30) days following the receipt of such notice in which to review such revisions. If the changes are considered material in nature, the Reinsurer has the right to adjust the terms of this Agreement for new business, subject to mutual agreement. If such agreement cannot be reached, the Reinsurer reserves the right to cancel this Agreement for new business with thirty (30) days’ notice to the Company. If the Reinsurer fails to provide written notice within the thirty (30) day review period that the revisions are not acceptable the revisions shall be deemed acceptable to the Reinsurer. This Agreement will not extend to Policies issued pursuant to such changes unless the Reinsurer has accepted such changes.

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The Company acknowledges that it conducts periodic reviews of its reinsurance administration, claims adjudication and underwriting guidelines, processes and procedures and provides its Management with such findings. The Company also agrees to provide the Reinsurer with periodic reports of its summary findings, but not less than once per calendar year.

Article 14

14.1	Duration of Agreement

This Agreement is unlimited as to its duration. The Reinsurer or the Company may terminate this Agreement with respect to the reinsurance of new business by giving at least ninety (90) days’ written notice of termination to the other Party.

During the 90-day notification period, the Company will continue to cede, and the Reinsurer will continue to accept Policies covered under the terms of this Agreement.

Further, the Reinsurer remains liable for all Reinsured Policies in force at the date of the termination stated in the notice of termination, until their natural expiration, unless the Parties mutually decide otherwise or as specified otherwise in this Agreement.

14.2	Severability

If any provision of this Agreement is determined to be invalid or unenforceable, such determination will not affect or impair the validity or the enforceability of the remaining provisions of this Agreement.

14.3	Construction

The rights and obligations under this Agreement will be construed and administered in accordance with the laws of the Company’s state of domicile, without giving effect to principles of conflicts of laws.

14.4	Regulatory Compliance

Each Party hereto represents that it has secured all necessary federal and state licenses and approvals and that it is, and shall use its best efforts to continue to be, operating in compliance with applicable federal and state insurance and other laws and regulations (hereinafter collectively referred to as the “Law”). Without limitation, “Law”, as used in this Agreement, shall include all laws, regulations, judicial and administrative orders applicable to the Policies including but not limited to those that pertain to the sanction laws administered by the U.S. Treasury Department’s Office of Foreign Assets Control, as such laws may be amended from time to time.

Neither Party shall be required to take any action that would result in it being in violation of the Law. The Parties acknowledge and agree that a claim under this Agreement is not payable if payment would cause the Reinsurer to be in violation of the Law. Should either Party discover or otherwise become aware that a reinsurance transaction has been entered into or that a reinsurance payment has been made in violation of the Law, it shall notify the other Party and the Parties shall cooperate in order to take all necessary corrective actions, including but not limited to the return of payment to the Reinsurer. The Parties agree that such reinsurance transaction shall be null, void and of no effect from its inception, to the same extent as if the reinsurance transaction had never occurred. In such event, each Party shall be restored to the position it would have

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occupied if the violation had not occurred, including the return of any payments received, unless prohibited by Law.

14.5	Credit for Reinsurance

It is the intention of the Company and the Reinsurer that the Company will be able to receive full statutory reserve credit for the insurance risks ceded to the Reinsurer under this Agreement in the Company’s statutory financial statements filed in the Company’s state of domicile. The Parties agree to take all reasonable efforts to ensure that this is accomplished.

If the Reinsurer is not authorized, admitted as a reinsurer, or approved as a non- admitted reinsurer in the Company’s state of domicile, the Reinsurer shall within sixty (60) days of losing its authorization or other status, establish security in the form of letter(s) of credit, assets in trust, or other form of collateral agreeable to both Parties that will allow the Company to receive full statutory reserve credit for the insurance risks ceded to the Reinsurer under this Agreement in the Company’s statutory financial statements filed in the Company’s state of domicile.

14.6	Waiver

The failure of either Party to insist on strict compliance with this Agreement, or to exercise any right or remedy hereunder, shall not constitute a waiver of any rights contained herein nor stop either party from thereafter demanding full and complete compliance with this Agreement or prevent a party from exercising any right or remedy in the future.

14.7	Sale, Assignment, or Transfer of Coverage

Neither the Company nor the Reinsurer may assign its rights, duties and obligations under this Agreement to any other party without the prior written consent of the other party.

The Company may not cede, sell, assign or transfer its retained risk under the Policies to an unaffiliated third party without the Reinsurer’s prior written consent.

The provisions of this section are not intended to preclude the Reinsurer from retroceding the Reinsured Policies on an indemnity basis or the Company from ceding the Policies to a third party for catastrophic loss coverage.

The Company may not assign or delegate its claims or administration services, functions or obligations to a third-party administrator without the Reinsurer’s prior written consent.

14.8	Counterparts

This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. The Company and the Reinsurer agree that transmission of copies of original signatures via electronic means, either by facsimile or as a “scanned” document attached to electronic mail, shall constitute valid execution of this Agreement.

14.9	Currency

All monetary references and payment obligations referenced in this Agreement will be in United States dollars.

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Article 15

15.1	Notifications

Notices shall only be effective if made by either the Company or Reinsurer in writing and shall be sent to the intended recipient via first class mail, courier service, or email at the address or number as set out below:

Company:	Ameritas Life Insurance Corp. 5900 O Street Lincoln, NE 68510

Attn: Kelly Halverson or his successor

Title: SVP, Chief Actuary and Underwriting, Individual

Email: KHalverson@ameritas.com

Reinsurer:	PartnerRe Life Reinsurance Company of America 14819 Ballantyne Village Way

Suite 900

Charlotte, NC 28277

Attn: Chris Shanahan

Title: President

Email: Chris.Shanahan@partnerre.com

Either the Company or Reinsurer may change its Notice details on giving Notice to the other of the change in accordance with this Article. Such change shall be effective five (5) business days after the Notice has been given, or such later date as may be specified in the Notice.

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Execution

This Agreement has been made in duplicate and hereby executed by both parties.

Signed for and on behalf of AMERITAS LIFE INSURANCE CORP.

By: /s/ Kelly Halverson	By: /s/ Craig Schommer
Print Name: Kelly Halverson	Print Name: Craig Schommer
Title: SVP, Chief Actuary & Underwriting	Title: Vice President - Life Product Development
Date: November 22, 2024	Date: November 21, 2024

Signed for and on behalf of PARTNERRE LIFE REINSURANCE COMPANY OF AMERICA

By: /s/ Chris Shanahan	By: /s/ Suzanne Luck
Print Name: Chris Shanahan	Print Name: Suzanne Luck
Title: CEO	Title: Head of Pricing Infastructure and Implementation
Date: November 24, 2024	Date: November 24, 2024

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